

SECUR[illegible]ION
14041464

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	March 31, 2016
Estimated average burden hours per response	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 29868

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 07/01/13 (MM/DD/YY) AND ENDING 6/30/14 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Sequoia Equities Securities Corporation

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1655 N. Main Street, Suite 270

(No. and Street)

Walnut Creek	CA	94596
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Ken Coit (925) 943-6080

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Armanino LLP

(Name – *if individual, state last, first, middle name*)

12657 Alcosta Blvd. Suite 500	San Ramon	CA	94583
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.



OATH OR AFFIRMATION

I, Roger Kenneth Coit, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Sequoia Equities Securities Corporation, as of August 25, 2014, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Roger Kenneth Coit
Signature

President
Title

Notary Public

This report ** contains (check all applicable boxes):

- X (a) Facing Page.
- X (b) Statement of Financial Condition.
- X (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- X (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- X (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- X (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- X (l) An Oath or Affirmation.
- X (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Sequoia Equities Securities Corporation

Financial Statements and
Supplementary Information

June 30, 2014


armanino

Sequoia Equities Securities Corporation

Financial Statements and
Supplementary Information

June 30, 2014

ACKNOWLEDGMENT

State of California
County of Contra Costa)

On August 27, 2014 before me, Robert C. Chavez, Notary Public
(insert name and title of the officer)

personally appeared Roger Kenneth Coit,
who proved to me on the basis of satisfactory evidence to be the person(s) whose name(s) is/are subscribed to the within instrument and acknowledged to me that he/she/they executed the same in his/her/their authorized capacity(ies), and that by his/her/their signature(s) on the instrument the person(s), or the entity upon behalf of which the person(s) acted, executed the instrument.

I certify under PENALTY OF PERJURY under the laws of the State of California that the foregoing paragraph is true and correct.

WITNESS my hand and official seal.

Signature Robert C. Chavez (Seal)

ROBERT C. CHAVEZ
Commission # 2047117
Notary Public - California
Contra Costa County
My Comm. Expires Oct 27, 2017

TABLE OF CONTENTS



REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholder
Sequoia Equities Securities Corporation
Walnut Creek, California

We have audited the accompanying statement of financial condition of Sequoia Equities Securities Corporation as of June 30, 2014, and the related statements of operations, changes in stockholder's equity, and cash flows for the year then ended.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.


An independent firm associated with
MOORE STEPHENS

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial condition of Sequoia Equities Securities Corporation as of June 30, 2014, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

Report on Supplementary Information

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I, II and III is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information is fairly stated in all material respects in relation to the financial statements as a whole.

ARMANINO LLP

Armanino[LLP]
San Ramon, California

August 25, 2014

SEQUOIA EQUITIES SECURITIES CORPORATION
Statement of Financial Condition
June 30, 2014

ASSETS

Cash	$ 20,258
Total assets	$ 20,258

LIABILITIES AND STOCKHOLDER'S EQUITY

Liabilities	
Due to affiliated company	$ 100
Total liabilities	100
Stockholder's equity	
Common stock, no par value; 10,000 shares authorized; 3,000 shares issued and outstanding	395,387
Accumulated deficit	(375,229)
Total stockholder's equity	20,158
Total liabilities and stockholder's equity	$ 20,258

The accompanying notes are an integral part of these financial statements.

SEQUOIA EQUITIES SECURITIES CORPORATION
Statement of Operations
For the Year Ended June 30, 2014

Revenues	
Concessions	$ 2,474,175
Total revenue	2,474,175
Expenses	
Commissions	2,474,175
Other operating expenses	45,532
Total expenses	2,519,707
Loss before franchise taxes	(45,532)
Franchise tax expense	551
Net loss	$ (46,083)

The accompanying notes are an integral part of these financial statements.

SEQUOIA EQUITIES SECURITIES CORPORATION
Statement of Changes in Stockholder's Equity
For the Year Ended June 30, 2014

	Common Stock	Accumulated Deficit	Total Stockholder's Equity
Balance, June 30, 2013	$331,387	$ (329,146)	$ 2,241
Capital contributions	64,000	-	64,000
Net loss	-	(46,083)	(46,083)
Balance, June 30, 2014	$395,387	$ (375,229)	$ 20,158

The accompanying notes are an integral part of these financial statements.

SEQUOIA EQUITIES SECURITIES CORPORATION
Statement of Cash Flows
For the Year Ended June 30, 2014

Cash flows from operating activities	
Net loss	$ (46,083)
Adjustments to reconcile net loss to net cash used in operating activities	
Changes in operating assets and liabilities	
Due to affiliated company	(27,000)
Net cash used in operating activities	(73,083)
Cash flows from financing activities	
Capital contributions	64,000
Decrease in cash and cash equivalents	(9,083)
Cash and cash equivalents at beginning of year	29,341
Cash and cash equivalents at end of year	$ 20,258
Supplemental disclosures of cash flow information	
Cash paid during the year for	
Franchise taxes	$ 551

The accompanying notes are an integral part of these financial statements.

1. Nature of Business

Sequoia Equities Securities Corporation ("the Company") was formed in March 1983 and is a registered broker-dealer with the Securities and Exchange Commission and the State of California and is a member of the Financial Industry Regulatory Authority ("FINRA"). The primary function of the Company is the brokering of real estate limited partnership units of partnerships formed by the Company's stockholder or other affiliates. The Company does not hold customer funds or invest in securities.

The Company receives support from two affiliated companies for such items as personnel salaries and benefits, accounting and information technology services, office equipment and other miscellaneous overhead expenses (see Note 5). The financial results of the Company would be significantly different absent these relationships with the affiliated companies.

2. Summary of Significant Accounting Policies

Cash and cash equivalents

The Company classifies highly liquid investments with original maturities of three months or less as cash and cash equivalents. Cash and cash equivalents are held in major financial institutions. Periodically, such balances may be in excess of federally insured limits.

Revenue recognition

Concession revenue is generated from the brokerage of debt and equity investments, primarily real estate limited partnership units. Concession revenue is recognized as earned when funding has been completed according to terms of the offering agreements.

Use of estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Income taxes

Income tax expense is based on reported earnings before income taxes. Deferred income taxes are not provided for as they are not significant. The Company has evaluated its current tax positions and has concluded that as of June 30, 2014, the Company does not have any significant uncertain tax positions for which a reserve would be necessary.

2. Summary of Significant Accounting Policies (continued)

Subsequent events

The Company has evaluated subsequent events through August 25, 2014, the date the financial statements were available to be issued. No subsequent events have occurred that would have a material impact on the presentation of the Company's financial statements.

3. Net Capital Requirements

Pursuant to the net capital provisions of the U.S. Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), the Company is required to maintain minimum net capital (as defined) of $5,000, and is required that the ratio of aggregate indebtedness (as defined) to net capital, shall not exceed 15 to 1 or 6-2/3%.

The rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. Net capital and the related ratio of aggregate indebtedness to net capital may fluctuate on a daily basis. At June 30, 2014, the Company had net capital of $20,158 which was $15,158 in excess of its required net capital of $5,000. The Company's ratio of aggregate indebtedness to net capital was 0.005 to 1 as of June 30, 2014.

4. Income Taxes

At June 30, 2014, there are federal net operating loss carry forwards of approximately $325,000 and state net operating loss carry forwards of approximately $246,000. The net operating losses expire in the years ending June 30, 2014 through June 30, 2034. Since the realization of the loss carry forwards does not meet the more-likely-than-not criteria required, a valuation allowance has been provided to eliminate the net deferred tax asset at June 30, 2014.

The Company may be subject to periodic audits by the Internal Revenue Service ("IRS") and other taxing authorities. For state tax returns, the Company is generally no longer subject to tax examinations for years prior to June 30, 2010. For U.S. federal tax returns, the Company is no longer subject to tax examination for years prior to June 30, 2011.

5. Affiliate Expense Agreements

The Company receives support from two affiliated companies for such items as personnel salaries and benefits, accounting and information technology services, office equipment and other miscellaneous overhead expenses. The Company is being charged flat fees of $100 and $1,000 per month for its share of operating expenses under these affiliate expense agreements. Amounts payable to the affiliated companies under these agreement totaled $100 at June 30, 2014.

6. Concentrations

Substantially all of the Company's concession revenue for the year ended June 30, 2014 was derived from the brokering of real estate limited partnership units of partnerships formed by the Company's stockholder or other affiliates.

SUPPLEMENTARY INFORMATION

SEQUOIA EQUITIES SECURITIES CORPORATION
Schedule I - Computation of Net Capital
Under Rule 15c3-1 of the Securities and Exchange Commission
June 30, 2014

Net capital		
Stockholders' equity		$ 20,158
Net capital		$ 20,158
Aggregate indebtedness		$ 100
Computation of basic net capital requirements		
Minimum net capital requirement (6-2/3% of aggregate indebtedness) ($5,000 minimum)	(A)	$ 5,000
Minimum dollar net capital requirement	(B)	$ 5,000
Net capital requirement (greater of (A) or (B))		$ 5,000
Net capital in excess of minimum requirement		$ 15,158
Excess net capital at 1,000% (net capital less greater of 10% of aggregate indebtedness or 120% of minimum dollar net capital requirement)		$ 14,158
Ratio of aggregate indebtedness to net capital		0.005

Reconciliation with company's computation
(Included in Part II of Form X-17a-5(a) as of June 30) - no material differences

SEQUOIA EQUITIES SECURITIES CORPORATION
Schedule II - Computation for Determination of Reserve
Requirements Pursuant to Rule 15c3-3
June 30, 2014

The Company claims exemption from SEC Rule 15c3-3 under subparagraph (k)(2)(i).

The Company has complied with the exemptive provisions of SEC Rule 15c3-3.

SEQUOIA EQUITIES SECURITIES CORPORATION
Schedule III - Information Relating to Possession
or Control Requirements Pursuant to Rule 15c3-3
June 30, 2014

The Company claims an exemption under Rule 15c3-3(k)(2)(i) and therefore is not subject to the possession and control provisions of Rule 15c3-3.



REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5(g)(1)

To the Stockholder
Sequoia Equities Securities Corporation
Walnut Creek, California

In planning and performing our audit of the financial statements and supplemental schedules of Sequoia Equities Securities Corporation (the "Company") as of and for the year ended June 30, 2014, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debts) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal controls and the practices and procedures referred to in the second paragraph of the report. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control and of the practices and procedures referred to in the second paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. SEC Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that controls may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *deficiency in internal control* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct, misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance. A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at June 30, 2014 to meet the SEC's objectives.

This report is intended solely for the information and use of the stockholder, management, the SEC, and other regulatory agencies that rely on SEC Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Armanino LLP

Armanino[LLP]
San Ramon, California

August 25, 2014



REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON APPLYING AGREED-UPON PROCEDURES RELATED TO AN ENTITY'S SIPC ASSESSMENT RECONCILIATION

To the Stockholder
Sequoia Equities Securities Corporation
Walnut Creek, California

In accordance with Rule 17a-5(e)(4) of the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments (Form SIPC-7) to the Securities Investor Protection Corporation ("SIPC") for the year-ended June 30, 2014 which were agreed to by Sequoia Equities Securities Corporation (the "Company"), and the Securities and Exchange Commission ("SEC"), Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating the Company's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). The Company's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows.

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursements (if applicable) noting no differences;

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended June 30, 2014, as applicable, with the amounts reported in Form SIPC-7 for the year ended June 30, 2014 noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers noting no differences;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences; and

5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed noting no differences (if applicable).

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties above and should not be used by anyone other than these specified parties.

Armanino LLP

Armanino[LLP]
San Ramon, California

August 25, 2014

SIPC-7 (33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7 (33-REV 7/10)

For the fiscal year ended **6/30/2014**
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

029888 FINRA JUN
SEQUOIA EQUITIES SECURITIES CORP
1655 N MAIN ST STE 270
WALNUT CREEK CA 94596-4688

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

____

2. A. General Assessment (item 2e from page 2) $ Ø

B. Less payment made with SIPC-6 filed (**exclude interest**) (Ø)

____
Date Paid

C. Less prior overpayment applied (Ø)

D. Assessment balance due or (overpayment) Ø

E. Interest computed on late payment (see instruction E) for______days at 20% per annum ______

F. Total assessment balance and interest due (or overpayment carried forward) $______

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $______

H. Overpayment carried forward $(______)

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

____

____

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Sequoia Equities Securities Corp.
(Name of Corporation, Partnership or other organization)

R Ken Coit
(Authorized Signature)

Dated the 27 day of August, 2014.

President - R. Kenneth Coit
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning **7/1/2013**
and ending **6/30/2014**

Item No.	**Eliminate cents**
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 2,474,175.
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	
(2) Net loss from principal transactions in securities in trading accounts.	
(3) Net loss from principal transactions in commodities in trading accounts.	
(4) Interest and dividend expense deducted in determining item 2a.	
(5) Net loss from management of or participation in the underwriting or distribution of securities.	
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	
(7) Net loss from securities in investment accounts.	
Total additions	
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	
(2) Revenues from commodity transactions.	
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	2,474,175.
(4) Reimbursements for postage in connection with proxy solicitation.	
(5) Net gain from securities in investment accounts.	
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	2,904.
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): __________ (Deductions in excess of $100,000 require documentation)	
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $________	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $________	
Enter the greater of line (i) or (ii)	
Total deductions	2,477,129.
2d. SIPC Net Operating Revenues	$ Ø
2e. General Assessment @ .0025	$ Ø

(to page 1, line 2.A.)